

April 1, 2008

Mr. H.P. Mechler
Chief Financial Officer
Imperial Sugar Company
One Imperial Square
8016 Highway 90-A, P.O. Box 9
Sugar Land, Texas 77487-0009

      Re: **Imperial Sugar Company**
               Form 10-K for Fiscal Year Ended September 30, 2007
               Response Letter Dated March 20, 2008
               File No. 000-16674

Dear Mr. Mechler:

      We have completed our review of your Form 10-K and response letter and have no further comments at this time.

                                 Sincerely,

                                 Karl Hiller
                                 Branch Chief